FEC Resources Inc. 46 Royal Ridge Rise NW Calgary, Alberta Canada T3G4V2

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street NE

Washington, DC 20549-7010

Attention: Ms. April Sifford

Dear Ms. Sifford:

Re: FEC Resources Inc. Form 20 F for the Fiscal Year Ended December 31, 2006 File No. 000-17729

Please find enclosed a marked up copy of our revised Form 20-F for your review prior to filing. In addition, below are the responses to your comments. With your approval, we will file the amendment on EDGAR once there are no further comments.

Current Exploration/Development, page 14

1. Amend your filing to omit references on pages 15 and 16 to quantities of “potential” reserves and “upside reserves,” as these terms are not recognized by our rules. Additionally, you state on page 15 that Forum owns 3.4 TCF of “proven gas in place” and on page 17 that FEI was awarded operating contracts on properties with estimated proven and probable coal reserves of 4.9 million tons of coal. Elsewhere in your filing you state that you have no mineral reserves. Remove the quantification of reserves or explain to us the discrepancy and your failure to provide disclosures required by SFAS 69 and our rules with regard to oil and gas and other mineral reserves.

FEC Resources Inc does not directly have any reserves. We owned an equity interest in Forum Energy PLC (“Forum”) which owned a controlling interest in Forum Exploration Inc (“FEI”). We have amended our disclosures to remove the reference to potential and upside reserves and clarified the wording regarding Forum and FEI.

Contractual Obligations, page 23

2. Add the tabular disclosure of contractual obligations required by Item 5(F) of the Instructions for Form 20-F.

We have revised accordingly.

Controls and Procedures, page 41

3. Revise your disclosure to indicate whether your disclosure controls and procedures are effective or ineffective. We would expect that, given the weaknesses that you discuss, you would conclude they are ineffective.

We have revised accordingly

4. Revise your filing to include the disclosures regarding changes in internal control over financial reporting that are required by Item 15(d) of the Instruction for Form 20-F.

We have revised accordingly

Financial Statements, page 45

5. Amend your filing to include your independent auditor’s report for the year ended December 31, 2004.

We have revised accordingly

6. Explain why you are not required to file the financial statements of FEP. Refer to Regulation S-X, Rule 3-09, and instructions to Item 8, paragraph 1, of the instructions to Form 20-F.

We have included the financials of FEP.

Statement of Operations and Deficit

7. Revise your statement of operations to include both basic average number of share outstanding and diluted average number of shares outstanding.

We have revised accordingly

8. We note that you recorded a $10,340,874 prior period restatement directly to retained earnings in 2006. It appears you should revise your accounting to include the adjustment as a component of net income/loss in 2005 by eliminating the “gain on investment in FEP.”

The effect of the prior period statement was reflected in the 2005 financial statements correctly as per Note 12 which details the adjustment. The amount that is recorded to retained earnings in 2006 was the net effect of the restatement from the prior period and was disclosed separately from the carry forward retained earning for presentation purposes only.

Note 14 – U.S. GAAP reconciliation

9. Your adjustments relating to FEP resulting from the application of SFAS 115 contradict your disclosure in Note 2 that FEP is accounted for using the equity method. Revise your accounting for consistency. It appears to us that equity method accounting may be the appropriate method.

We have revised our accounting accordingly.

We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Yours truly, FEC Resources Inc. “signed” Larry Youell Director and President